November 1, 2018

John Crowley
Chief Financial Officer
Merus N.V.
Yalelaan 62
3584 CM Utrecht
The Netherlands

       Re: Merus N.V.
           Form 20-F for the Fiscal Year Ended December 31, 2017
           Filed April 30, 2018
           Form 6-K for the Six-Month Period Ended June 30, 2018
           Filed August 10, 2018
           File No. 001-37773

Dear Mr. Crowley:

       We have reviewed your September 25, 2018 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
September 11, 2018 letter.

Form 20-F for the Fiscal Year Ended December 31, 2017

Form 6-K for the Six-Month Period Ended June 30, 2018
Notes to Unaudited Condensed Consolidated Financial Statements
8. Deferred Revenue, page 13

1. We acknowledge the information provided in your response. Please address the following for us so we may further evaluate your accounting treatment for the Incyte collaboration and license and share subscription agreements.
 John Crowley
Merus N.V.
November 1, 2018
Page 2

             You accounted for the agreements as a single contract based on the criteria you discussed on page 2 of your response. Clarify for us whether you deemed the forward contract to be a free-standing derivative or an embedded derivative and your basis thereof.
             Explain to us why the deferred revenue recorded in the forward contract was included in the transaction price of the collaboration and license agreement instead of being accounted for separately in connection with the derivative under IAS 39.
             Provide us an analysis that supports your initial valuation of the forward contract, which amounted to $32.6 million at December 20, 2016. If this amount includes an amount for the difference between the market price of your stock at December 20,
             2016 and the price agreed to be paid by Incyte, provide us an analysis supporting your measurement and classification as a forward contract (asset) and deferred revenue for this difference at December 20, 2016.
             Explain to us how you calculated the changes in fair value through December 31, 2016 and through January 23, 2017, when the forward contract was settled and the shares sold to Incyte.
2. You state on page 6 that the substance of the arrangement with Incyte is to collaborate on the development and commercialization of up to 11 bispecific antibody programs, and the
         Company retains significant risks and rewards of ownership and continues to earn additional revenues based on the performance of its platform technology not only during the research and development phase but also during the commercialization phase. Please explain to us your consideration of the risks borne by the Company and its performance obligations, as previously determined under IAS 18, in your adoption of IFRS 15. In addition, describe for us why your performance obligations with respect to the managerial involvement during the commercialization phase, as determined under IAS 18, did not impact your identification of performance obligations, as determined under IFRS 15.



       You may contact Frank Wyman at 202-551-3660 or Mary Mast at 202-551-3613 with any questions.



FirstName LastNameJohn Crowley                                Sincerely,
Comapany NameMerus N.V.
                                                              Division of
Corporation Finance
November 1, 2018 Page 2                                       Office of
Healthcare & Insurance
FirstName LastName